July 28, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AllianceBernstein Cap Fund, Inc. – AllianceBernstein Multi-Manager Alternative Strategies Fund File Nos. 2-29901 and 811-01716 Post-Effective Amendment No. 160

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, AllianceBernstein Cap Fund, Inc. (the “Registrant”) requests acceleration of the effective date of Post-Effective Amendment No. 160 to its Registration Statement on Form N-1A (File No. 2-29901) (the “Amendment”) so that the Amendment is declared effective on July 29, 2014, or as soon as practicable thereafter. AllianceBernstein Investments, Inc., the principal distributor of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Katherine McGavin of Willkie Farr & Gallagher LLP at (212) 728-8806.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (the “Commission”) (or its staff, acting pursuant to delegated authority) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AllianceBernstein Investments, Inc.

1345 Avenue of the Americas, New York, NY 10105 (212) 969-1000 www.alliancebernstein.com/investments

July 28, 2014

Very truly yours,

AllianceBernstein Cap Fund, Inc.

By:	/s/ Emilie D. Wrapp
Name: Emilie D. Wrapp
Title: Secretary

AllianceBernstein Investments, Inc.

By:	/s/ Emilie D. Wrapp
Name: Emilie D. Wrapp
Title: Assistant Secretary